Exhibit 12.1

	China Lodging Group, Limited Ratio of Earnings to Fixed Charges Year ended December 31,					Six months ended June 30,
	2012	2013	2014	2015	2016	2017
	(RMB’000 except ratio)

Computation of Fixed Charges:
Interest expensed and capitalized	859	1,084	14,733	5,383	11,056	18,228
An estimate of the interest within rental expense	486,895	600,296	649,689	639,610	625,242	396,452
Fixed charges	487,754	601,380	664,422	644,993	636,298	414,680

Computation of Earnings:
Add
Pre-tax income from continuing operations before adjustment for income or loss from equity investees	233,673	388,515	413,631	638,805	1,077,445	723,351
Fixed charges	487,754	601,380	664,422	644,993	636,298	414,680
Amortization of capitalized interest	1,300	1,321	1,919	2,474	2,552	1,228
Subtract
Interest capitalized	37	271	13,200	1,529	—	—
Adjusted Earnings	722,690	990,945	1,066,772	1,284,743	1,716,295	1,139,259

Ratio of earnings to fixed charges	1.5	1.6	1.6	2.0	2.7	2.7